April 15, 2024

VIA EDGAR

Brian McAllister

Craig Arakawa

Michael Purcell

Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Centuri Holdings, Inc.
Acceleration Request for Centuri Holdings, Inc. Group, Inc.
Registration Statement on Form S-1
File No. 333-278178

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-278178) (as amended, the “Registration Statement”), of Centuri Holdings, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, (the “Act”) we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on April 17, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC
BOFA SECURITIES, INC.
J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters

UBS SECURITIES LLC

By:	/s/ Billy McArthur
Name:	Billy McArthur
Title:	Managing Director

By:	/s/ Tyler Nash
Name:	Tyler Nash
Title:	Director

BOFA SECURITIES, INC.

By:	/s/ Christine MacDonald
Name:	Christine MacDonald
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Brash
Name:	Lucy Brash
Title:	Executive Director

[Signature Page to Acceleration Request]